

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

Arthur Bruno
Chief Financial Officer
Calavo Growers, Inc.
1141-A Cummings Road
Santa Paula, California 93060

  Re: Calavo Growers, Inc.
    Form 10-K for the Fiscal Year Ended October 31, 2014
    Filed January 30, 2015
    File No. 000-33385

Dear Mr. Bruno:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Gross Margin, page 26

1. We note your disclosure at the top of page 27 of the gross margin and gross profit percentages of RFG that would have resulted if you had not included the non-cash compensation expense related to the sale/acquisition of RFG totaling $1.8 million, $.7 million, and an insignificant amount in fiscal 2014, 2013, and 2012, respectively. Please note that disclosure of this adjusted gross margin appears to be a non-GAAP financial measure and as such is subject to the guidance in Item 10(e) of Regulation S-K. Please revise to include all disclosures required by this guidance. Also, the adjusted gross margin amount should be labeled as such and should not be labeled the same as the gross margin calculated in accordance with GAAP.

2. Similarly, your disclosures related to net income and EPS excluding certain expenses as disclosed in Exhibit 99.1 to your Form 8-K filed March 12, 2015, should be revised to follow the guidance in Regulation G for disclosing non-GAAP financial measures.

Form 10-Q for the Quarter Ended January 31, 2015

Item 4. Controls and Procedures, page 21

3. We note your disclosure that your principal executive officer and your principal financial officer concluded that your disclosure controls and procedures were effective as of January 31, 2015.   You also disclose that there were no changes in your internal control over financial reporting during the quarter ended January 31, 2015 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In light of the fact that you concluded in your Form 10-K for the year ended October 31, 2014 that your disclosure controls and procedures were not effective as of October 31, 2014 due to the existence of a material weakness in internal control over financial reporting, please explain to us how you were able to conclude that disclosure controls and procedures were effective at January 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Claire Erlanger at 202-551-3301 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief